May 18, 2006

Mail Stop 4561

Mr. Thomas E. Hoaglin
Chairman, President, Chief Executive Officer, and Director
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287
Via Mail and Facsimile (614) 480-5485

Re: Huntington Bancshares Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 0-2525

Dear Mr. Hoaglin:

We have reviewed your letter filed on May 1, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 21, Derivative Financial Instruments, page 127

1. We note your response to comment 10 of our letter dated April 13, 2006 that you have used the short-cut method for hedging subordinated debt (but not junior subordinated debt held by trusts issuing equity certificates or "trust preferred" debt). Please tell us whether any subordinated debt has interest or other payment deferral options and if so, how you account for the hedge along with the specific guidance relied upon in making your determination.

2. Your response indicates that you use a "quantitative model" to assess effectiveness for both your fair value and cash flow hedges. Please provide us with a more robust discussion of the specific model or models used to assess effectiveness both at inception and on an on going basis and the authoritative literature you relied upon in determining that the use of each specific model is appropriate.

3. We note you determined that your fair value hedges of certain mortgage loan sale commitments were expected to be highly effective over the period while the loan is held for sale. In accordance with SFAS133 Implementation Issue F-11, please more clearly define for us the designated hedge period over which you intend to prospectively assess effectiveness as stated in your documented risk management

strategy with this hedging relationship. Please provide us with a sample of this documentation.

4. We note your response to comment 9 and Attachment A in response to our letter dated April 13, 2006. In Attachment A you define the terms of the hedged item as specifically identified fixed rate installment loans issued by The Huntington Bank. Please clarify whether you are hedging individual loans or a portfolio of loans. If you are hedging a portfolio of loans, please provide us with a comprehensive analysis explaining how you apply SFAS 133 Implementation Issue F11 to these hedging relationships. Provide us with an example demonstrating how you determine that a pool of installment loans satisfy the requirements of paragraph 21(a)1 of SFAS 133 regarding the grouping of similar assets and how the documented hedging strategy meets the requirements of paragraph 20(b) of SFAS 133.

5. We note your response to comment 9 and Attachment B in response to our letter dated April 13, 2006 related to your commercial loans cash flow hedge. In Attachment B you define the terms of the hedged item as specifically identified payments on pools of variable rate loans issued by Huntington. Please tell us how you document the forecasted cash flows with sufficient specificity such that when the transaction occurs it is clear whether that transaction is or is not the hedged transaction. Refer to SFAS Implementation Issue G13.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant